Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2018. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 March 2018
(£m)
Capitalisation
Equity
Shareholders’ equity	43,049
Other equity instruments	5,355
Non-controlling interests	250
Total equity	48,654

Indebtedness

Subordinated liabilities	18,798

Debt securities
Debt securities in issue	77,824
Liabilities held at fair value through profit or loss (debt securities)	6,910
Total debt securities	84,734

Total indebtedness	103,532

Total capitalisation and indebtedness	152,186

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2018, all indebtedness was unsecured except for £29.9 billion of securitisation notes and covered bonds and £2.3 billion of debt securities issued by the Group’s asset-backed conduits.

There have been no issuances or redemptions of subordinated liabilities since 31 March 2018.

There has been no material change in the information set forth in the table above since 31 March 2018.